Exhibit 11
LOMA NEGRA INSIDER TRADING POLICY

This document sets forth the Insider Trading Policy (the “Policy”) of Loma Negra Compañía Industrial Argentina Sociedad Anónima and its subsidiaries (collectively, “Loma Negra” or the “Company”). The Policy establishes the policies and procedures that govern trading by Loma Negra personnel in Company securities and securities of any other company about which such personnel learns material, non-public information in the course of performing his or her duties for Loma Negra.
The Policy has been adopted by Loma Negra to fulfill its responsibilities as a public company under Argentine laws and U.S. federal securities laws applicable to foreign private issuers and to prevent insider trading and to help its personnel avoid the severe consequences associated with violations of the insider trading laws. The Policy is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Loma Negra. Should you have any questions regarding this Policy, please contact the Company’s Counsel (the “Securities Compliance Officer”).
It is important that all Company personnel review this Policy carefully. Noncompliance with the Policy is grounds for disciplinary action, including and up to immediate termination. Failure to comply with the policies and procedures set forth below also can result in a serious violation of Argentine laws and U.S. federal securities laws by the person trading, leading to potential civil and criminal penalties on that person.
I. Scope of Policy
All directors, officers and other employees of the Company, supervisory board members, controlling shareholders and their representatives and/or employees, and any other person designated by the Securities Compliance Officer, are subject to the prohibitions set forth in this Insider Trading Policy (each such person subject to the Policy is referred to as a “Covered Person”).
    The restrictions imposed by the Policy apply to trading in any Loma Negra securities, as well as any instrument that derives its value from the price of Loma Negra securities, including but not limited to, puts, calls, warrants, options and convertible securities whether or not issued by Loma Negra (a “Derivative Security”), subject to the qualification, as provided in Section VI of this Policy, that all Covered Persons are prohibited from engaging in certain types of transactions, including short sales of (and economically equivalent transactions relating to) Loma Negra securities. The restrictions imposed by the Policy also apply to trades in securities of any other company about which any Covered Person learns material, non-public information in the course of performing his or her duties for Loma Negra, such as securities of any company with which Loma Negra may be entering into or negotiating major transactions, and Derivative Securities of any of the foregoing securities.
II. Additional Persons Subject to this Policy
Each of the policies and procedures under the Policy that is binding on a Covered Person also applies to the “Associates” of such Covered Person, which consist of: (i) any Family Member (as defined below) who resides in the household of a Covered Person; (ii) anyone else who lives in the household of a Covered Person; and (iii) any Family Member who does not live in the household of a Covered Person but whose transactions in Loma Negra securities or Derivative Securities are directed by or subject to the influence or control of a Covered Person (such as parents or children who consult with a Covered Person before they trade in Loma Negra securities or Derivative Securities. Family Members consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co-habitation relationship), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, in each case including adoptive relationships.

Exhibit 11
This Policy applies to any entities that a Covered Person controls, including any controlled corporations, partnerships or trusts, and transactions by such entities should be treated for the purposes of this Policy as if they were for the account of the Covered Person, unless the entity engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) and confirms to the reasonable satisfaction of the Securities Compliance Officer that it has established its own policies and procedures for compliance with insider trading restrictions under applicable securities laws.
Situations may exist where a Covered Person has a record ownership of or beneficial interest in securities, but has no responsibility for investment decisions, such as, for example, where the investment decisions have been delegated to an investment adviser. In such cases, this Policy is not intended to proscribe dealings in securities so long as the Covered Person has neither discussed the merits of the investment with, nor provided inside information to, the person or persons having the decision-making investment responsibility. Similarly, this Policy does not proscribe the purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in Loma Negra securities or Derivative Securities.
For the avoidance of doubt, it is hereby clarified that all prohibitions, policies and procedures detailed in this policy apply not only to each Covered Person, but also to his or her Associates and all persons and entities listed in this Section II, even if it is not explicitly stated so below. Each Covered Person is responsible for making sure that any Associate or other persons and entity listed in this Section II that is subject to this Policy complies with it. Any reference to “Covered Person” below shall be deemed to include such additional persons.
III.    General Insider Trading Prohibition
Any Covered Person who possesses knowledge of any “material information” (as described below) concerning Loma Negra that has not been disclosed to the public is prohibited from (i) trading in Loma Negra securities or Derivative Securities, (ii) advising others to trade or to refrain from trading in Loma Negra securities or Derivative Securities, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade or to refrain from trading in Loma Negra securities or Derivative Securities. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.
Any Covered Person who obtains, in the course of his or her employment with or engagement by Loma Negra , knowledge of any “material information” concerning any other company that has not been disclosed to the public is prohibited from (i) trading in securities of such other company or Derivative Securities of such other company, (ii) advising others to trade in securities of such other company or Derivative Securities of such other company, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade in securities of such other company or Derivative Securities of such other company. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.
For purposes of insider trading liability, it does not matter that delaying the transaction until the material, non-public information is disclosed or ceases to be material might cause the Covered Person or an Associate of a Covered Person to incur a financial loss, or whether there is some independent reason for the transaction (such as the need to raise money for an emergency expenditure). In addition, except under Approved Trading Plans discussed in Section VI below, it does not matter that a Covered Person or an Associate of a Covered Person may have decided to engage in a transaction before learning of the undisclosed material information. Further, it is also irrelevant that publicly disclosed information about Loma Negra or any other applicable company would, without consideration of the undisclosed material information, provide a substantial basis for engaging in the transaction. Argentine laws and U.S. federal securities laws do not recognize any such mitigating circumstances and further, even the appearance of an improper transaction must be avoided to preserve Loma Negra’s reputation for adhering to the highest standards of conduct and to avoid the above-mentioned sanctions.

Exhibit 11
Material Information
In general, information is considered material as it relates to any company if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell securities of such company. While this standard is not always easy to apply, any information that could be expected to affect the price of a company’s common stock (or any other security that derives its value from such securities), whether positive or negative, should be considered material. Some examples of information that is almost always regarded as material include: significant transactions such as pending or proposed mergers, tender offers, acquisitions or dispositions; financial forecasts (especially earnings estimates); corporate restructurings; regulatory rulings; unanticipated changes in the level of sales, earnings or expenses or earnings that are not consistent with the consensus expectations of the investment community; material changes to previously filed financial statements; credit rating changes; stock splits; stock dividends; equity or debt offerings; management changes; entry into or loss of a substantial contract not in the ordinary course of business; impending bankruptcy or the existence of severe liquidity problems; and similar matters.
Any Covered Person who has questions as to the materiality of any non-public information is advised to contact the Securities Compliance Officer for guidance. When in doubt as to the materiality of any non-public information, Covered Persons should refrain from trading.
Public Disclosure
Disclosure of material information to the public generally means the disclosure of the information in a filing with the Argentine securities regulator, the Comisión Nacional de Valores (the “CNV”), and U.S. Securities and Exchange Commission (the “SEC”) (such as Loma Negra’s annual report on Form 20-F or current reports on Form 6-K) or otherwise released broadly to the marketplace in a manner designed to reach investors generally (such as by a press release or publication of the information in a nationwide publication). More limited dissemination of the information, such as in; a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. To ensure adequate disclosure, two full trading days should be permitted following public disclosure to allow the securities markets an opportunity to digest the news.
Loma Negra is committed to the fair disclosure of information consistent with the SEC’ Regulation Fair Disclosure and with the argentine regulation, to avoid the selective disclosure of material non-public information. Loma Negra has established procedures for releasing material information in a manner that is designed to broadly disseminate it to the public immediately upon its release in accordance with its Disclosure Policy. Therefore, you may not disclose information to anyone outside Loma Negra, including Family Members and friends, other than in accordance with those procedures. You also may not discuss material non-public information about Loma Negra or its business in an internet “chat room” or similar internet-based forum.
Tipping
Covered Persons who cannot trade in Loma Negra securities, securities of any other company, or Derivative Securities, by reason of the possession of material, non-public information also may not either (i) disclose such information to any other person for the purpose of allowing the other person to trade in the above securities or (ii) provide trading advice with respect to the above securities (even though the non-public information that provides the basis for the advice is not disclosed to the person). Any such disclosure or trading advice constitutes a violation of Argentine laws and U.S. federal securities laws (referred to as “tipping”) and can result in liability for both the tipper and the tippee, as well as for Loma Negra and supervisory personnel.
IV.    Blackout Periods

Exhibit 11
Covered Persons are prohibited from trading in Loma Negra securities or Derivative Securities during blackout periods, regardless of whether they actually possess material non-public information.
(i)    Regular Blackout Periods
There are four regular blackout periods with respect to trading per year (the “Quarterly Blackout Periods”). Each Quarterly Blackout Period begins at 12:01 a.m. of the day three weeks before the Company’s scheduled earnings announcement and ends at 11:59 p.m. on the close of trading at the end of the operations of the first full trading day mentioned in point III (Public Disclosure) following the public dissemination by Loma Negra of its quarterly (or, in the case of the fourth quarter, annual) financial results by press release to the national wire services or by making a filing with the CNV or the SEC.
Covered Persons are prohibited from trading in Loma Negra securities or Derivative Securities during Quarterly Blackout Periods. A Covered Person may not make a gift or donate Loma Negra securities or Derivative Securities during a Blackout Period without the prior approval of the Securities Compliance Officer.
(ii)    Designated Blackout Periods
Any Covered Person, at any time and from time to time, may be informed by the Securities Compliance Officer that he or she, and his or her Associates, are subject to a designated blackout period due to such person’s involvement in or knowledge of a particular matter (a “Designated Blackout Period”, and together with the Quarterly Blackout Periods, “Blackout Period(s)”). Covered Persons so advised are prohibited from trading in Loma Negra securities or Derivative Securities until they receive further written notice from the Securities Compliance Officer. The existence of a Designated Blackout will not be announced other than to those who are subject to it. Any Covered Person or their Associates made aware of the existence of a Designated Blackout Period should not disclose the existence of such blackout for any reason.
It is important to keep in mind that, even if a Blackout Period is not in effect, the prohibition on trading on material, non-public information continues to apply at all times.
V.     Prior approval procedure for Directors, Managers and certain employees
There are certain cases in which some of the Covered Persons, because of their function and/or position in the Company, have access to material non-public information on a frequent basis. This particular circumstance makes it convenient to establish a specific mechanism of prior approval for those persons when they wish to operate with securities or Derivative Securities of the Company.
Therefore, and notwithstanding the general prohibition established in point III and the Blackout Periods applicable to all Covered Persons, the following persons must also request approval prior to carrying out any transaction involving securities or Derivative Securities of the Company:
a) All persons who hold the position of Directors, Superintendents, Managers and Leaders (or equivalent positions, regardless of their name or designation) of the Company, its subsidiaries and controllers, either directly or indirectly;
b) Any person specially designated by the Securities Compliance Officer;
c) Any Covered Person or his Associates wishing to carry out operations that individually or jointly (in a period of 365 days prior to the operation or operations) exceed the sum of USD10,000 (US. Dollars ten thousand) or its equivalent in local currency according to the exchange rate of the day on which the transaction or transactions were carried out.
d) All Associates of the persons mentioned in the previous points.

Exhibit 11
The persons included in points a), b) and c) above must inform and request for approval in writing with at least 48 hours in advance to the Securities Operations Approval Committee (the "Committee") of any operation that they intend to carry out with securities or Derivative Securities of the Company, whether they are going to be carried out on a personal basis, through a legal entity to which they are related to or that any of their Associates intends to carry out. To this end, they must complete the form attached to this Policy as Annex I and send it signed by e-mail to all members of the Committee. The original must be delivered to the Securities Compliance Officer.
The Committee shall be integrated by the following persons:
1. Director of Administration and Finance (CFO);
2. Commercial Director; and
3. Legal Affairs Manager.
The Committee shall decide and inform in writing the approval or rejection of the request, within 48 working hours. The operation shall be considered approved only if the consent of all the members of the Committee is obtained. If the approval is granted, the authorized person may carry out the operation within 48 business hours counted from the day following the approval date. Upon expiration of said term, a new approval must be requested to the Committee. The Committee shall keep a record of the date and detail of each request for approval received and its respective decision.
In case of absence or impediment of any of the members of the Committee, the General Director (CEO) shall fill the vacancy. Also, in the cases in which one of the members of the Committee intends to carry out an operation with securities or Derivative Securities of the Company, he shall request approval from the Committee and abstain from voting, in which case he shall be replaced by the CEO.
VI.    Approved Trading Plans
Transactions by Covered Persons and their Associates pursuant to a written trading plan (an “Approved Plan”) will not violate this Policy and are not subject to the Blackout Period restrictions or pre-approval procedures if the following conditions are met:
•    the Securities Compliance Officer must approve the Approved Plan prior to it being executed;
•    The Approved Plan must comply with the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, including the following:
(i)    it must be a written, binding contract, instruction or plan entered into outside of a Blackout Period and at such time when the Covered Person is not in possession of material, non-public information;
(ii)    the Approved Plan must expressly specify the amounts, prices and dates of transactions (specifically or through a written formula, or a combination thereof) or confer discretionary authority on another person (who is not a Covered Person or Associate and otherwise is not in possession of material non-public information) to effect one or more purchase or sale transactions for the account of the instructing person;
(iii)    the instructing person may not exercise any subsequent influence over how, when or whether the transactions are effected; and
(iv)    the purchase or sale must occur pursuant to the Approved Plan.
•    Any Covered Person or their Associate must report to the Securities Compliance Officer (i) all transactions made pursuant to the Approved Plan and (ii) the completion or termination of the Approved Plan.

Exhibit 11
•    If required by the bank or broker executing the Approved Plan, the Approved Plan may be required to include a minimum 14-day waiting period after execution and before any trade is made (and such period may be longer depending on the policies of such bank or broker).
The Securities Compliance Officer will approve any Approved Plan that complies with the terms of this Section V.
VII.    Short Term Speculation; Hedging Transaction Restrictions; Margin Accounts and Pledges
Loma Negra considers it improper and inappropriate for any Covered Person or their Associates to engage in short-term or speculative transactions in Loma Negra securities or in other transactions in Loma Negra securities that may transfer the full risks and rewards of ownership over Loma Negra securities. Therefore, it is Loma Negra’s policy that Covered Persons and their Associates may not engage in any of the following transactions:
•    Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of Loma Negra shares and therefore creates the appearance of trading based on inside information. Transactions in options also may focus attention on short-term performance at the expense of long-term objectives. Accordingly, transactions in puts, calls or other Derivative Securities, on an exchange or in any other organized market, are prohibited absent prior written approval of the Securities Compliance Officer.
•    Standing Orders. A standing order placed with a broker to sell or purchase Loma Negra shares at a specified price leaves the shareholder with no control over the timing of the transaction. A transaction pursuant to a standing order – which does not meet the standards of an Approved Plan – executed by the broker when the Covered Person is aware of material non-public information may result in unlawful insider trading. Accordingly, standing orders are prohibited during any regular or designated blackout period and at any time that the Covered Person is aware of material, non-public information.
•    Hedging Transactions. Certain forms of hedging or monetization transactions allow Covered Persons to lock in much of the value of their Loma Negra securities, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Covered Person to continue to own the covered Loma Negra security, but without the full risks and rewards of ownership. Such transactions may use methodologies or financial instruments including, but not limited to, short sales, puts, calls, collars, prepaid variable forward contracts and exchange funds. When that occurs, the Covered Person may no longer have the same objectives as Loma Negra’s other securityholders. Therefore, Covered Persons are prohibited from employing any such methodologies or using any such financial instruments with respect to a Loma Negra security absent prior written approval of the Securities Compliance Officer.
•    Margin Accounts and Pledges. A Covered Person may not hold Loma Negra securities in a margin account or pledge Loma Negra securities as collateral because a margin or foreclosure sale may occur at a time when such Covered Person is aware of material non-public information or otherwise prohibited from trading in Loma Negra securities. Under certain circumstances an exception may be granted for a Covered Person to pledge Loma Negra securities as collateral for a loan (not including margin debt) where the Covered Person clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities. Any Covered Person that wishes to do so must submit a request for approval to the Securities Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge and the Securities Compliance Officer shall have absolute discretion over approving or rejecting such proposed pledge.
Any Covered Person who has questions as to whether a particular strategy would violate the Policy is advised to contact the Securities Compliance Officer.
VIII.    Application of the Policy to Bona Fide Gifts

Exhibit 11
A bona fide gift of Loma Negra securities or Derivative Securities is subject to the restrictions contained in the Policy. The recipient of a gift who is a Covered Person or an Associate of a Covered Person would be subject to the restrictions of this Policy in connection with any subsequent sale of the gifted securities.
IX.    Post-Termination Transactions
The restrictions imposed by the Policy will continue to apply to a Covered Person and their Associates after the termination of his or her employment with or engagement by Loma Negra for such period of time as such Covered Person is aware of material, non-public information until that information has become public or is no longer material. If a Covered Person’s employment or engagement has ended within a Blackout Period, he or she shall be subject to the Blackout Period restrictions detailed above.
X.    Reason for the Prohibition
Under Argentine laws and U.S. federal securities laws, it is unlawful for any director, officer or employee of, or any person otherwise associated with, a public company to trade, or to enable others to trade, in the securities of that company while in possession of material, non-public information. Violators may be subject to criminal prosecution and/or civil liability.
A criminal prosecution in the United States can result in a fine of up to $5 million (no matter how small the profit or even if there is a loss) and imprisonment for up to 20 years. A criminal prosecution under the Argentine Criminal Code can also result in fines and imprisonment for up to four years. Civil actions may be brought by a private plaintiff or the SEC. A person who has been found in a civil action brought by the SEC to have violated the prohibition on insider trading by purchasing or selling a security while in possession of material, non-public information, or by communicating such information to another person who engages in such trading, can be held liable for a penalty up to three times the profit gained, or the loss avoided, by the person who traded while in possession of material, non-public information. The SEC also has the authority to obtain a court order that bars a person who has engaged in insider trading from serving, either permanently or for a period of time, as a director or officer of a public company. There are no limits on the size of the transaction that can trigger insider trading liability. Relatively small trades have in the past occasioned civil and criminal investigations and lawsuits.
Insider trading also can generate significant adverse publicity and, as a result, cause a substantial loss of confidence in Loma Negra and its securities on the part of the public and the securities markets. This could have an adverse impact on the price of Loma Negra shares and other securities to the detriment of Loma Negra and its shareholders.
Remember, anyone scrutinizing your transactions in Loma Negra securities or Derivative Securities will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.
XI.    Conclusion
Loma Negra will strictly enforce the prohibitions against insider trading and the additional restrictions and procedures set forth in this Policy. Any Covered Person, or their Associate, of Loma Negra who is uncertain regarding the applicability of the Policy is urged to contact the Securities Compliance Officer prior to executing any sale or purchase transaction involving Loma Negra securities or Derivative Securities to determine if he or she may properly proceed.
It is recommended to be particularly careful, since avoiding the appearance of engaging in share transactions based on material, non-public information is as important as avoiding consummating a transaction actually based on such information.

Exhibit 11
Annex I
Members of the
Securities Operations Approval Committee

Dear Sirs,
In compliance with the Insider Trading Policy (the "Policy"), I hereby request approval to carry out the following operation with securities or Derivative Securities of the Company:
Type of operation: purchase [__] sale [__] (please check the box that corresponds to your operation)
Type of securities of the operation (ADSs, shares, derivative securities, others): ____________________
Amount of securities of the operation: ______________________________
Amount of the operation and currency (Argentine pesos or US dollars): __________________________
Operation in a personal capacity [__] Operation of an Associate [__] (please check the box that corresponds to the operation)
I also declare that (i) I have no knowledge of non-public "material information" (as such term is defined in the Policy) related to the Company; and (ii) I am not in a Blackout Period.
Yours faithfully,

Signature: ______________________________
Name and surname: ______________________________
Position: ______________________________
Date: ______________________________